EXHIBIT 1

NEWS RELEASE
FOR IMMEDIATE RELEASE
December 2, 2002

ARC Resources Ltd. / ARC Energy Trust Announce the December 2002 increase to the ARX Exchangeable Shares Exchange Ratio

CALGARY, December 2, 2002 (AET.UN and ARX – TSX) ARC Resources Ltd./ARC Energy Trust announce the increase to the Exchange Ratio of the Exchangeable Shares of the corporation from 1.30188 to 1.31350. Such increase will be effective on December 16, 2002.

The following are the details on the calculation of the Exchange Ratio:

Record Date of ARC Energy Trust Distribution	Opening Exchange Ratio	ARC Energy Trust Distribution per Unit	10 day Weighted Average Trading Price of AET.UN (Prior to the end of the Month)	Increase in Exchange Ratio **	Effective Date of the Increase in Exchange Ratio	Exchange Ratio as of Effective Date
November 30, 2002	1.30188	$0.13	$11.1855	0.01162	December 16, 2002	1.31350

**	The increase in the Exchange ratio is calculated by dividing the ARC Energy Trust Distribution per Unit by the 10 day weighted average trading price of AET.UN.

A holder of ARC Resources Ltd. Exchangeable Shares can exchange all or a portion of their holdings at any time by giving notice to their investment advisor or Computershare Investor Services at its principal transfer office in Suite 600, 530 – 8th Avenue SW, Calgary, Alberta, T2P 3S8, their telephone number is (403) 267-6555 and their website is www.computershare.com.

ARC RESOURCES LTD.
John P. Dielwart,
President and Chief Executive Officer

For further information about ARC Energy Trust, please visit our website
www.arcresources.com or contact:

Investor Relations, E-mail: arc_energy_trust@arcresources.com
Telephone: (403)503-8600              Fax: (403) 509-6417
Toll Free 1-888-272-4900
ARC Resources Ltd.
2100, 440 – 2nd Avenue S.W.
Calgary, AB   T2P  5E9